Exhibit 99.1

Newegg Announces First Half 2024 Results

CITY OF INDUSTRY, Calif., August 28, 2024 – Newegg Commerce, Inc. (NASDAQ: NEGG) (the “Company” or “Newegg”), a leading global technology e-commerce retailer, today announced results for the six months ended June 30, 2024.

Newegg Chief Executive Officer Anthony Chow states, “as expected, the first half of the year saw a slowdown in computer hardware sales due to ongoing macroeconomic challenges and a shortage of new product launches. However, we anticipate a rebound in sales during the second half as consumers begin to upgrade their pandemic-era devices. We believe the increasing availability, affordability, and capabilities of AI-powered PCs will strengthen our long-term outlook for core computer sales. We are particularly enthusiastic about the upcoming release of next-generation CPUs from AMD and Intel, which we expect to drive component sales and fuel demand for refreshed desktop systems among both consumers and system integrators.”

Newegg Chief Accounting Officer Christina Ching added, “In the first half of 2024, our industry faced continued macroeconomic challenges from high interest rates, inflation, and consumer spending shifts, thus resulting in a 15% year-over-year decline in sales. We are actively working to adjust our company’s size and structure to better align with our revenue outlook. As a result, our adjusted EBITDA improved by 29% in the first half of 2024 compared to the same period last year. We remain keenly focused on our inventory and cash balance, which, as of June 30, 2024, we maintained at $132.0 million and $49.7 million respectively. In addition, on August 27, 2024, we successfully renewed our credit agreement for an additional two-year period. The credit agreement provides for borrowing capacity of up to $40 million from April 1 to September 30 and $50 million from October 1 to March 31 for each year during the renewal term. Looking ahead, our priority is redefining our company’s direction by concentrating on our core competencies in IT products and enhancing our customer experience to regain market share.”

2024 First Half Financial Highlights

●	Net sales decreased 14.5% to $618.1 million for the six months ended June 30, 2024, compared to $723.2 million for the six months ended June 30, 2023.

●	GMV (defined below) decreased 15.4% to 746.7 million for the six months ended June 30, 2024, compared to $882.5 million for the six months ended June 30, 2023.

●	Gross profit decreased 22.4% to $63.1 million for the six months ended June 30, 2024, compared to $81.3 million for the six months ended June 30, 2023.

●	Net loss was $25.0 million for the six months ended June 30, 2024, compared to $29.3 million for the six months ended June 30, 2023.

●	Adjusted EBITDA (defined below) improved to $(7.3) million for the six months ended June 30, 2024, compared to $(10.3) million for the six months ended June 30, 2023.

2024 First Half Operational Metrics

●	Average order value was $401 for the six months ended June 30, 2024, compared to $390 for same period in prior year.

●	Active customers, defined as unique customer IDs with at least one item purchased on Newegg platforms in the past 6 months, totaled approximately 1.1 million as of June 30, 2024, a decrease from 1.3 million for the same period in the prior year.

●	Repeat purchase rate, which is the percentage of active customers who made at least two purchases on Newegg platforms during the past 6 months, was 23.0% as of June 30, 2024, compared to 27.9% for the same period in the prior year.

Mr. Chow added, “Our strategic focus for the remainder of the year is threefold. We aim to aggressively capitalize on the surging demand for servers by expanding our product offerings, tailoring comprehensive service packages, forging strategic partnerships, and diversifying our Rosewill portfolio to include server chassis. Our goal is to become the go-to destination for server solutions, from hardware to expert services. Secondly, we plan to accelerate brand growth by expanding our mainstream PC offerings, particularly targeting college students through strategic partnerships with AMD and Intel. Lastly, we will work to strengthen our vendor relationships, as exemplified by our ASUS NUC configurator and build-to-order service, to deliver even greater value and customization options to our customers.”

About Newegg

Newegg Commerce, Inc. (NASDAQ: NEGG), founded in 2001 and based in the City of Industry, California, is a leading global online retailer for PC hardware, consumer electronics, gaming peripherals, home appliances, automotive and lifestyle technology. Newegg also serves businesses’ e-commerce needs with marketing, supply chain, and technical solutions in a single platform. For more information, please visit Newegg.com.

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Non-GAAP Financial Information

This press release presents certain “non-GAAP” financial measures. The components of these non-GAAP measures are computed by using amounts that are determined in accordance with accounting principles generally accepted in the United States of America (“GAAP”). A reconciliation of non-GAAP financial measures used in this press release to their nearest comparable GAAP financial measures is included in the schedules attached hereto.

GMV

The Company defines gross merchandise value, or GMV, as the total dollar value of products sold on its websites and third-party marketplace platforms, directly to customers and by its Marketplace sellers through Newegg Marketplace, net of returns, discounts, taxes, and cancellations. GMV also includes the services fees charged through its Newegg Partner Services (“NPS”) in rendering services for its third-party logistics (“3PL”), shipped-by-Newegg (“SBN”), staffing and media ad services, as well as the sales made by its Asia subsidiaries.

Adjusted EBITDA

Newegg calculates Adjusted EBITDA as net income/loss, excluding stock-based compensation expense, depreciation and amortization expense, interest income, net, income tax (benefit) provision, gain/loss from warrants liabilities, gain/loss from sales of investment, impairment of equity investment, and loss (income) from equity investment.

Newegg believes that exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and excludes items that it does not consider to be indicative of its core operating performance. Accordingly, Newegg believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of Newegg’s results as reported under GAAP. Some of these limitations are: although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; Adjusted EBITDA does not consider the potentially dilutive impact of stock-based compensation; Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to Newegg; and other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating profit and Newegg’s other GAAP results.

Cautionary Statement Concerning Forward-Looking Statements

This news release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give our current expectations, opinion, belief or forecasts of future events and performance. A statement identified by the use of forward-looking words including “will,” “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “should,” and certain other statements about the future may be deemed forward-looking statements, including those regarding the long-term outlook for core computer sales, the impact of next-generation CPUs on component sales and demand for desktop system, efforts to regain market share, strategies to provide server solutions, brand growth acceleration, and strengthening vendor relationships. Although Newegg believes that the expectations reflected in such forward-looking statements are reasonable at the time given, these statements involve risks and uncertainties that may cause actual future activities and results to be materially different from those suggested or described in this news release. These risks and uncertainties include changes in global economic and geopolitical conditions, fluctuations in customer demand and spending, inflation, interest rates and global supply chain constraints. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements in this press release are made as of the date hereof. The Company takes no obligation to update or correct its own forward-looking statements, except as required by law, or those prepared by third parties that are not paid for by the Company. The Company’s SEC filings are available at http://www.sec.gov.

Contact

Newegg Commerce, Inc.:

Investor Relations

ir@newegg.com

NEWEGG COMMERCE, INC.

Consolidated Balance Sheets

(In thousands, except par value) (Unaudited)

	June 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$49,678	$102,512
Restricted cash	3,435	3,962
Accounts receivable, net	36,576	80,383
Inventories, net	131,986	136,164
Income taxes receivable	2,706	3,226
Prepaid expenses	8,492	13,424
Other current assets	6,277	4,780
Total current assets	239,150	344,451

Property and equipment, net	56,413	61,479
Noncurrent deferred tax assets	1,756	1,607
Investment at cost	—	2,250
Right of use assets, net	70,109	77,150
Other noncurrent assets	10,998	12,110
Total assets	$378,426	$499,047

Liabilities and Equity
Current liabilities:
Accounts payable	$110,771	$206,588
Accrued liabilities	34,763	43,014
Deferred revenue	17,329	25,614
Line of credit	20,735	7,330
Current portion of long-term debt	262	268
Lease liabilities – current	14,301	13,730
Total current liabilities	198,161	296,544

Long-term debt, less current portion	939	1,110
Income taxes payable	1,981	1,981
Lease liabilities – noncurrent	60,766	68,126
Other liabilities	1,952	1,894
Total liabilities	263,799	369,655

Stockholders’ Equity
Common Stock, $0.021848 par value; unlimited shares authorized; 387,928 and 380,413 shares issued and outstanding as of June 30, 2024, and December 31, 2023, respectively	8,476	8,312
Additional paid-in capital	277,983	266,774
Notes receivable – related party	(15,186)	(15,189)
Accumulated other comprehensive income	(993)	194
Accumulated deficit	(155,653)	(130,699)
Total stockholders’ equity	114,627	129,392
Total liabilities and stockholders’ equity	$378,426	$499,047

NEWEGG COMMERCE, INC.

Consolidated Statements of Operations

(In thousands, unaudited)

	Six Months Ended June 30,
	2024	2023
Net sales	$618,119	$723,249
Cost of sales	555,003	641,977
Gross profit	63,116	81,272
Selling, general, and administrative expenses	93,083	115,877
Loss from operations	(29,967)	(34,605)
Interest income	1,544	821
Interest expense	(440)	(463)
Other income, net	1,880	57
Gain from sales of investment	1,619	3,053
Change in fair value of warrants liabilities	(64)	21
Loss before provision for income taxes	(25,428)	(31,116)
Benefit from income taxes	(474)	(1,785)
Net loss	$(24,954)	$(29,331)

NEWEGG COMMERCE, INC.

Consolidated Statements of Cash Flows

(In thousands) (Unaudited)

	Six Months Ended June 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(24,954)	$(29,331)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,739	6,331
Allowance for expected credit losses	1,193	(469)
Provision for obsolete and excess inventory	1,569	3,906
Stock-based compensation	15,022	17,923
Gain from sales of investment	(1,619)	(3,053)
Change in fair value of warrant liabilities	65	(21)
Loss on disposal of property and equipment	52	184
Unrealized gain on marketable securities	(10)	(1)
Deferred income taxes	(169)	(1,916)
Changes in operating assets and liabilities:
Accounts receivable	42,426	25,912
Inventories	2,223	14,292
Prepaid expenses	4,913	4,268
Other assets	8,959	3,955
Accounts payable	(95,388)	(82,097)
Accrued liabilities and other liabilities	(15,036)	(19,446)
Deferred revenue	(8,182)	(15,398)
Dues from affiliate	—	2
Net cash used in operating activities	(63,197)	(74,959)
Cash flows from investing activities:
Payments to acquire property and equipment	(1,212)	(26,750)
Proceeds on disposal of property and equipment	15	60
Proceeds from sale of investment	2,076	3,412
Net cash provided by (used in) investing activities	879	(23,278)
Cash flows from financing activities:
Borrowings under line of credit	41,098	27,594
Repayments under line of credit	(27,474)	(1,153)
Repayments of long-term debt	(132)	(134)
Proceeds from exercise of stock options	95	1,078
Payments for employee taxes related to stock compensation	(241)	(411)
Payments for shares buyback	(3,503)	—
Net cash provided by financing activities	9,843	26,974
Foreign currency effect on cash, cash equivalents and restricted cash	(886)	727
Net decrease in cash, cash equivalents and restricted cash	(53,361)	(70,536)
Cash, cash equivalents and restricted cash:
Beginning of period	106,474	123,506
End of period	$53,113	$52,970

Schedule 1

Reconciliation of Net Sales to GMV

	Six Months Ended June 30,
	2024	2023
	(in millions)
Net Sales	$618.1	$723.2
Adjustments:
GMV - Marketplace	153.0	198.7
Marketplace Commission	(12.7)	(18.2)
Deferred Revenue	(5.8)	(9.3)
Other	(5.9)	(11.9)
GMV	$746.7	$882.5

Schedule 2

Reconciliation of Net Loss to Adjusted EBITDA

	Six Months Ended June 30,
	2024	2023
	(in millions)
Net loss	$(25.0)	$(29.3)
Adjustments:
Stock-based compensation expenses	15.0	17.9
Interest income, net	(1.1)	(0.4)
Income tax benefit	(0.4)	(1.8)
Depreciation and amortization	5.7	6.3
Gain from sale of investment	(1.6)	(3.0)
Loss from change in fair value of warrants liabilities	0.1	—
Adjusted EBITDA	$(7.3)	$(10.3)